Registration No. 811-01136

Registration No. 002-19458

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-1A

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933
Post-Effective Amendment No. 142	☒

and/or

REGISTRATION STATEMENT

UNDER

THE INVESTMENT COMPANY ACT OF 1940

Amendment No. 142	☒

(Check appropriate box or boxes)

GUGGENHEIM FUNDS TRUST

(Exact Name of Registrant as Specified in Charter)

805 KING FARM BOULEVARD, SUITE 600, ROCKVILLE, MARYLAND 20850

(Address of Principal Executive Offices/Zip Code)

Registrant’s Telephone Number, including area code:

(301) 296-5100

Copies To:

Donald C. Cacciapaglia, President Guggenheim Funds Trust 805 King Farm Boulevard Suite 600 Rockville, MD 20850	Amy J. Lee, Chief Legal Officer Guggenheim Funds Trust 805 King Farm Boulevard Suite 600 Rockville, MD 20850

(Name and address of Agent for Service)

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933 as amended.

EXPLANATORY STATEMENT

Post-Effective Amendment No. 141 to the Registration Statement on Form N-1A (File No. 002-19458) (the “Registration Statement”) of Guggenheim Funds Trust (the “Registrant”) was filed on March 19, 2014, pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”). This Post-Effective Amendment No. 142 to the Registration Statement of the Registrant is being filed pursuant to Rule 462(d) under the 1933 Act solely for the purpose of filing certain exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 142 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-1A setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 142 does not modify any other part of the Registration Statement, and is not meant to supplant, supersede or otherwise affect Post-Effective Amendment No. 141 other than to modify Part C thereof. Pursuant to Rule 462(d) under the 1933 Act, this Post-Effective Amendment No. 142 shall become effective immediately upon filing with the Securities and Exchange Commission. Part A and Part B of Post-Effective Amendment No. 141 are hereby incorporated by reference.

GUGGENHEIM FUNDS TRUST

PART C. OTHER INFORMATION

Item 28.	Exhibits

(a)	Declaration of Trust(5)

(b)	Bylaws(5)

(c)	Reserved

(d)	(1)	Investment Management Agreement with Security Investors, LLC with respect to Guggenheim Mid Cap Value Fund, Guggenheim Mid Cap Value Institutional Fund, Guggenheim Small Cap Value Fund, Guggenheim StylePlus–Large Core Fund and Guggenheim World Equity Income Fund(5)

	(2)	Investment Management Agreement with Security Investors, LLC with respect to Guggenheim Large Cap Value Fund(5)

	(3)	Investment Management Agreement with Security Investors, LLC with respect to Guggenheim StylePlus–Mid Growth Fund(5)

	(4)	Investment Management Agreement with Security Investors, LLC with respect to Guggenheim Investment Grade Bond Fund, Guggenheim High Yield Fund and Guggenheim Municipal Income Fund(5)

	(5)	Investment Management Agreement with Guggenheim Partners Investment Management, LLC with respect to Guggenheim Enhanced World Equity Fund(5)

	(6)	Investment Management Agreement with Guggenheim Partners Investment Management, LLC with respect to Guggenheim Floating Rate Strategies Fund, Guggenheim Macro Opportunities Fund and Guggenheim Total Return Bond Fund(5)

	(7)	Investment Management Agreement with Guggenheim Partners Investment Management, LLC with respect to Guggenheim Limited Duration Fund(5)

	(8)	Investment Management Agreement with Guggenheim Partners Investment Management, LLC with respect to Guggenheim Risk Managed Real Estate Fund(7)

	(9)	Investment Sub-Advisory Agreement with Guggenheim Partners Investment Management, LLC with respect to Guggenheim Municipal Income Fund(5)

	(10)	Transfer Agency Agreement(5)

	(11)	Amendment to Transfer Agency Agreement to include Guggenheim Risk Managed Real Estate Fund(7)

	(12)	Fund Accounting and Administration Agreement(5)

	(13)	Amendment to Fund Accounting and Administration Agreement to include Guggenheim Risk Managed Real Estate Fund(7)

(e)	(1)	Distribution Agreement(5)

	(2)	Form of Underwriter-Dealer Agreement(1)

(f)	Not applicable

(g)	(1)	Custodian Agreement – The Bank of New York Mellon(4)

	(2)	Amended Schedule II to the Custodian Agreement – The Bank of New York Mellon(6)

(h)	(1)	Expense Limitation Agreement with Guggenheim Partners Investment Management, LLC with respect to Guggenheim Enhanced World Equity Fund, Guggenheim Floating Rate

Strategies Fund, Guggenheim Limited Duration Fund, Guggenheim Macro Opportunities Fund, Guggenheim Risk Managed Real Estate Fund and Guggenheim Total Return Bond Fund(7)

(2) Expense Limitation Agreement with Security Investors, LLC with respect to Guggenheim High Yield Fund, Guggenheim Investment Grade Bond Fund, Guggenheim Large Cap Value Fund, Guggenheim Municipal Income Fund, Guggenheim Small Cap Value Fund, and Guggenheim World Equity Income Fund(5)

(i)	(1) Legal Opinion with respect to each Fund except Guggenheim Risk Managed Real Estate Fund(5)

(2) Legal Opinion with respect to Guggenheim Risk Managed Real Estate Fund(7)

(j)	Consent of Independent Registered Public Accounting Firm(5)

(k)	Not applicable

(l)	Not applicable

(m)	(1) Class A Distribution Plan(5)

(2) Class B Distribution Plan(5)

(3) Class C Distribution Plan(5)

(4) Form of Specimen copy of Shareholder Service Agreement(2)

(n)	Multiple Class Plan(5)

(o)	Reserved

(p)	Code of Ethics

(1) Security Funds, Security Investors, LLC, and Guggenheim Funds Distributors, LLC (formerly, Guggenheim Distributors, LLC)(2)

(2) Guggenheim Partners Investment Management, LLC(3)

(q)	Powers of Attorney(8)

(1)	Incorporated herein by reference to the Exhibits filed with the Registrant’s Post-Effective Amendment No. 112 to Registration Statement 2-19458 (filed November 13, 2009).

(2)	Incorporated herein by reference to the Exhibits filed with the Registrant’s Post-Effective Amendment No. 113 to Registration Statement 2-19458 (filed January 29, 2010).

(3)	Incorporated herein by reference to the Exhibits filed with Security Income Fund’s Post Effective Amendment No. 98 to Registration Statement 2-38414 (filed October 31, 2011).

(4)	Incorporated herein by reference to the Exhibits filed with SBL Fund’s Post-Effective Amendment No. 69 to Registration Statement 2-59353 (filed April 30, 2013).

(5)	Incorporated herein by reference to the Exhibits filed with Registrant’s Post-Effective Amendment No. 138 to Registration Statement 2-19458 (filed January 28, 2014).

(6)	Incorporated herein by reference to the Exhibits filed with Guggenheim Strategy Fund Trust’s Registration Statement on Form N-1A 811-22946 (filed March 10, 2014).

(7)	Incorporated by reference to the Exhibits filed with Registrant’s Post-Effective Amendment No. 140 to Registration Statement 2-19458 (filed March 18, 2014).

(8)	Filed herewith.

Item 29.	Persons Controlled by or Under Common Control with Registrant

The Board of Trustees of the Registrant is the same as the board of certain other registrants, each of which has Security Investors, LLC (“Security Investors”), Guggenheim Partners Investment Management, LLC (“GPIM”), or an affiliate of Security Investors or GPIM, as its investment adviser. In addition, the officers of the Registrant are substantially identical to those of the other registrants. Nonetheless, the Registrant takes the position that it is not under common control with the other registrants because the power residing in the respective boards and officers arises as the result of an official position with the respective corporations.

Item 30.	Indemnification

Article VII, Section III of the Registrant’s Declaration of Trust, which is filed hereunder, provides for indemnification of the Trustees, officers, employees and other agents of the Registrant who are parties pursuant to any proceeding by reason of their actions performed in their scope of service on behalf of the Trust.

A policy of insurance covering Security Investors, LLC, Guggenheim Funds Distributors, LLC (formerly, Guggenheim Distributors, LLC), Rydex Funds Services, the Registrant and certain other registrants advised by Security Investors, GPIM, or an affiliate of Security Investors or GPIM insures the Registrant’s trustees and officers against liability arising by reason of an alleged breach of duty caused by any negligent act, error or accidental omission in the scope of their duties. The independent trustees are also covered under a joint independent directors liability (“IDL”) insurance policy that covers the independent trustees of the other registrants.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 31.	Business or Other Connections of Investment Adviser

Security Investors serves as investment adviser to Guggenheim High Yield Fund, Guggenheim Investment Grade Bond Fund, Guggenheim Large Cap Value Fund, Guggenheim Mid Cap Value Fund, Guggenheim Mid Cap Value Institutional Fund, Guggenheim Municipal Income Fund, Guggenheim Small Cap Value Fund, Guggenheim StylePlus—Large Core Fund, Guggenheim StylePlus —Mid Growth Fund and Guggenheim World Equity Income Fund. Security Investors is primarily engaged in the provision of investment advisory and management services to mutual funds and private accounts. The directors and officers of Security Investors consist primarily of persons who during the past two years have been active in the investment management business. To the knowledge of the Registrant, except as set forth below, as applicable, none of the directors or executive officers of Security Investors is or has been engaged in any other business, profession, vocation or employment of a substantial nature during the past two fiscal years. Information as to the executive officers and directors of Security Investors is included in its Form ADV as filed with the SEC (File No. 801-8008) pursuant to the Investment Advisers Act of 1940, as amended.

GPIM serves as investment adviser for Guggenheim Enhanced World Equity Fund, Guggenheim Floating Rate Strategies Fund, Guggenheim Limited Duration Fund, Guggenheim Macro Opportunities Fund, Guggenheim Total Return Bond Fund, and Guggenheim Risk Managed Real Estate Fund. GPIM also serves as investment sub-adviser to Guggenheim Municipal Income Fund. GPIM is primarily engaged in the provision of investment advisory and management services to registered investment companies and private accounts. The directors and officers of GPIM consist primarily of persons who during the past two years have been active in the investment management business. To the knowledge of the Registrant, except as set forth below, as applicable, none of the directors or executive officers of GPIM is or has been at any time during the past two fiscal years engaged in any other business, profession, vocation or employment of a substantial nature. Information as to the executive officers and directors of GPIM is included in its Form ADV as filed with the SEC (File No. 801-66786) pursuant to the Investment Advisers Act of 1940, as amended.

Item 32.	Principal Underwriters

(a)	Guggenheim Funds Distributors, LLC (formerly, Guggenheim Distributors, LLC) serves as the principal underwriter for the Registrant, Guggenheim Strategy Funds Trust, Guggenheim Variable Funds Trust, Security Equity Fund, SBL Fund, Rydex Series Funds, Rydex ETF Trust, Rydex Variable Trust, Rydex Dynamic Funds, Claymore Exchange-Traded Fund Trust and Claymore Exchange Traded Fund Trust 2.

(b)	The following information is furnished with respect to the directors and officers of Guggenheim Funds Distributors, LLC:

(1) Name and Principal Business Address	(2) Position and Offices with Underwriter	(3) Position and Offices with Registrant
Donald Cacciapaglia 805 King Farm Blvd., Suite 600 Rockville, MD 20850	Chief Executive Officer and President	Chief Executive Officer, President and Trustee

Dominick Colgiandro 805 King Farm Blvd., Suite 600 Rockville, MD 20850	Chief Operating Officer	None

Farhan Sharaff 805 King Farm Blvd., Suite 600 Rockville, MD 20850	Chief Investment Officer	None

Jeffrey Worf 805 King Farm Blvd., Suite 600 Rockville, MD 20850	Chief Compliance Officer	None

Kevin M. McGovern 805 King Farm Blvd., Suite 600 Rockville, MD 20850	Vice President	None

Julie Jacques One Security Benefit Place Topeka, KS 66636	Treasurer	None

Amy J. Lee 805 King Farm Blvd., Suite 600 Rockville, MD 20850	Vice President and Secretary	Chief Legal Officer and Vice President

Elisabeth A. Miller 805 King Farm Blvd., Suite 600 Rockville, MD 20850	Vice President	Chief Compliance Officer

Douglas Mangini 805 King Farm Blvd., Suite 600 Rockville, MD 20850	Senior Vice President	None

William Belden 2455 Corporate West Drive Lisle, IL 60532	Vice President	Vice President

(c)	Not applicable.

Item 33.	Location of Accounts and Records

Certain accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the Rules promulgated thereunder are maintained by Security Investors, LLC, One Security Benefit Place, Topeka, Kansas 66636-0001, 805 King Farm Blvd., Suite 600, Rockville, MD 20850, 40 East 52nd Street, 16th Floor, New York, NY, 10022, 330 Madison Avenue, 10th Floor, New York, New York 10017, 9401 Indian Creek Parkway, 40 Corporate Woods, Suite 850, Overland Park, KS 66210, 94 N. Broadway, Irvington, NY 10533 and 801 Montgomery Street, 2nd floor, San Francisco, California 94133; Four Corners Capital Management, LLC, 515 S. Flower Street, Suite 4310, Los Angeles, California 90071; Lexington Management Corporation, Park 80 West, Plaza Two, Saddle Brook, New Jersey 07663; Meridian Investment Management Corporation, 12835 East Arapahoe Road, Tower II, 7th Floor, Englewood, Colorado, 80112; Strong Capital Management, Inc., 100 Heritage Reserve, Menomonee Falls, Wisconsin, 53051; Templeton/Franklin Investment Services, Inc., 777 Mariners Island Boulevard, San Mateo, California 94404; OppenheimerFunds, Inc., 498 Seventh Avenue, New York, New York 10018; Wellington Management Company, LLP, 75 State Street, Boston, Massachusetts 02110; Northern Trust Investments, N.A., 181 W. Madison, Chicago, Illinois 60675 and Deutsche Asset Management, Inc., 345 Park Avenue, New York, New York 10154. Records relating to the duties of the Registrant’s custodian are maintained by Chase Manhattan Bank, 4 Chase MetroTech Center, Brooklyn, New York 11245; State Street Bank and Trust Company, 801 Pennsylvania, Kansas City, Missouri 64105; Banc Of America Securities, LLC 9 West 57th Street, New York, New York 10019 and The Bank of New York Mellon, 2 Hanson Place, 9th Floor, Brooklyn, New York 11217.

Item 34.	Management Services

Not applicable.

Item 35.	Undertakings

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 (“1933 Act”) and the Investment Company Act of 1940, the Registrant has duly caused this Post-Effective Amendment No. 142 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rockville, and State of Maryland on the 16th day of April 2014.

GUGGENHEIM FUNDS TRUST (Registrant)

By:	DONALD C. CACCIAPAGLIA
Donald C. Cacciapaglia, President

Pursuant to the requirements of the 1933 Act, this Registration Statement has been signed below by the following persons in the capacities indicated and on the 16th day of April 2014.

Randall C. Barnes

Trustee

Donald A. Chubb, Jr.

Trustee

Jerry B. Farley

Trustee

Roman Friedrich III

Trustee

Robert B. Karn III

Trustee

Ronald A. Nyberg

Trustee

Maynard F. Oliverius

Trustee

Ronald E. Toupin, Jr.

Trustee

By: By: By:

GUGGENHEIM FUNDS TRUST

AMY J. LEE

Amy J. Lee, Chief Legal Officer, Vice President and Attorney-In-Fact for the Trustees Whose Names Appear Opposite

JOHN L. SULLIVAN

John L. Sullivan, Chief Financial Officer and Treasurer (principal financial officer and principal accounting officer)

DONALD C. CACCIAPAGLIA

Donald C. Cacciapaglia, Chief Executive Officer,

President and Trustee

EXHIBIT LIST

(q)	Powers of Attorney